CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 June 16, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


       Re:             First Trust Series Fund (the "Trust")
                        File Nos. 811-22452 and 333-168727
                ---------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Series Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 10, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Preferred Securities and Income Fund, First Trust/Confluence Small Cap Value Fund and First Trust Short Duration High Income Fund (each, a "Fund," and collectively, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of these Funds.

COMMENT 1 - ALL FUNDS - ANNUAL FUND OPERATING EXPENSES

      Form N-1A, Item 3, Instructions 3(e) directs registrants to disclose expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Funds' Registration Statement. Footnote 2 of the Annual Fund Operating Expenses table discloses a expense reimbursement and fee waiver arrangement that is less than one year from the proposed effective date of this Registration Statement. Modify the disclosure to comply with Form N-1A or explain why the Funds are not



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Karen Rossotto
June 16, 2014
Page 2



able to do so. Also, describe any opportunity that the Funds' Advisor has to recoup any waived fees or reimbursed expenses, as applicable.

RESPONSE TO COMMENT 1

      The disclosure has been revised in accordance with this comment.

COMMENT 2 - ALL FUNDS- ANNUAL FUND OPERATING EXPENSES - EXAMPLE

      Confirm that the applicable expense reimbursement or fee waiver arrangements are accounted for in the costs of investing in a Fund as set forth in the Example.

RESPONSE TO COMMENT 2

      It is confirmed that the applicable expense reimbursement or fee waiver arrangements are accounted for in the costs of investing in a Fund as set forth in the Example.

COMMENT 3 - FIRST TRUST PREFERRED SECURITIES AND INCOME FUND - PRINCIPAL INVESTMENT STRATEGIES

      The first two sentences of the Principal Investment Strategies section states, "The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (including investment borrowings) in preferred securities and other securities with similar economic characteristics. Securities that have economic characteristics that are similar to preferred securities include certain debt instruments." What are some additional "securities with similar economic characteristics" to those of preferred securities? Why do you believe these economic characteristics are similar?

RESPONSE TO COMMENT 3

      The Advisor believes that baby bonds and subordinated debt hold similar positions in the capital structure of certain organizations as preferred securities do in the capital structures of the companies that issue them. Baby bonds, in particular, are usually structured similarly to retail preferred securities in that they typically have long-dated maturities and embedded call options, make quarterly coupon payments and are exchange-listed. Not unlike an issuer's subordinated debts, preferred securities are generally junior to all forms of the company's debt.



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Karen Rossotto
June 16, 2014
Page 3



COMMENT 4 - FIRST TRUST PREFERRED SECURITIES AND INCOME FUND - PRINCIPAL INVESTMENT STRATEGIES

      To the extent that the Fund has adopted them, disclose the Fund's duration and maturity policies. If the Fund does not have any such policies, disclose that the Fund may invest in securities of any maturity and/or duration.

RESPONSE TO COMMENT 4

      The disclosure has been revised in accordance with this comment.

COMMENT 5 - FIRST TRUST PREFERRED SECURITIES AND INCOME FUND - PRINCIPAL INVESTMENT STRATEGIES

      Disclose the Fund's concentration policy, if any.

RESPONSE TO COMMENT 5

      The disclosure provides that the Fund intends to concentrate in the industry or group of industries that comprise the financial sector.

COMMENT 6 - FIRST TRUST PREFERRED SECURITIES AND INCOME FUND - PRINCIPAL INVESTMENT STRATEGIES

      To the extent the Fund invests in depositary receipts, disclose whether they are sponsored or unsponsored and provide appropriate risk disclosure for unsponsored depositary receipts.

RESPONSE TO COMMENT 6

      The Fund does not invest in unsponsored depositary receipts.

COMMENT 7 - ALL FUNDS - AVERAGE TOTAL RETURN

      Per Form N-1A, in a parenthetical after an index or a broad-based market index as set forth in the Average Annual Total Returns table, insert "(reflects no deduction for fees, expenses or taxes)."



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Karen Rossotto
June 16, 2014
Page 4



RESPONSE TO COMMENT 7

      The disclosure has been revised in accordance with this comment.

COMMENT 8 - FIRST TRUST/CONFLUENCE SMALL CAP VALUE FUND - ANNUAL FUND OPERATING EXPENSES

      The Fund's "Other Expenses" with respect to Class R3 shares seems to be unusually high. Confirm that this number is correct.

RESPONSE TO COMMENT 8

      We confirm that the Fund's "Other Expenses" with respect to Class R3 shares is correct. That figure is particularly high because there are only 50 Class R3 shares with a value of $1,297 and the transfer agent charges a fixed fee of approximately $2,500.

COMMENT 9 - FIRST TRUST/CONFLUENCE SMALL CAP VALUE FUND - PRINCIPAL INVESTMENT STRATEGIES

      The Fund defines "Small-Cap Company" as one with a market capitalization at the time of purchase that is within the range of companies in the Russell 2000 Index or the S&P SmallCap 600 Index during the most recent 12-month period (based on month-end data). Clarify whether this means that a security included in the portfolio would be a Small-Cap Company for purposes of fulfilling this definition, even if it is not a small capitalization company at the time of its purchase by the Fund. Disclose that the range of companies in the Russell 2000 Index or the S&P SmallCap 600 Index may vary in a 12-month period. Finally, disclose the Fund's market capitalization range.

RESPONSE TO COMMENT 9

       The disclosure has been revised to provide that the range of companies in the Russell 2000 Index or the S&P SmallCap 600 Index may vary in a 12-month period and to provide the Fund's market capitalization range. A security could be considered a Small-Cap Company if the market capitalization decreases due to a falling share price and falls below the market capitalization range of the Russell 2000 Index or the S&P SmallCap 600 Index.



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Karen Rossotto
June 16, 2014
Page 5



COMMENT 10 - FIRST TRUST/CONFLUENCE SMALL CAP VALUE FUND - ANNUAL FUND OPERATING EXPENSES AND PRINCIPAL INVESTMENT STRATEGIES

      The Annual Fund Operating Expenses table discloses the Fund's Acquired Fund Fees and Expenses, but the Principal Investment Strategies does not provide disclosure regarding the Fund's investments in investment companies. Provide an explanation as to which aspect of the Fund's investment strategies results in relatively high Acquired Fund Fees and Expenses for the Fund.

RESPONSE TO COMMENT 10

      As a part of the Fund's principal investment strategies, the Fund invests in BDCs, which are treated as investment companies for purposes of the Fund's Acquired Fund Fees and Expenses.

COMMENT 11 -FIRST TRUST/CONFLUENCE SMALL CAP VALUE FUND - PRINCIPAL INVESTMENT STRATEGIES

      Provide a plain English explanation of business development companies ("BDCs").

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.

COMMENT 12 - FIRST TRUST/CONFLUENCE SMALL CAP VALUE FUND - PRINCIPAL INVESTMENT STRATEGIES/PRINCIPAL RISKS

      To the extent that the Fund invests principally in financial companies and industrials companies, provide disclosure in the in the Principal Investment Strategies section regarding such investments.

RESPONSE TO COMMENT 12

      The disclosure has been revised in accordance with this comment.



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Karen Rossotto
June 16, 2014
Page 6



COMMENT 13 - FIRST TRUST SHORT DURATION HIGH INCOME FUND - PRINCIPAL INVESTMENT STRATEGIES

      The Fund's disclosure provides that the Fund has a short duration investment strategy, which seeks to maintain, under normal market conditions, a blended (or weighted average) portfolio duration of three years or less. Explain what a "a blended (or weighted average)" portfolio duration is.

RESPONSE TO COMMENT 13

      The "blended (or weighted average)" portfolio duration is the dollar weighted average duration of the Fund's positions that are added together to verify that the Fund's total duration does not exceed 3.

COMMENT 14 - FIRST TRUST SHORT DURATION HIGH INCOME FUND - PRINCIPAL INVESTMENT STRATEGIES/PRINCIPAL RISKS

      With respect to the disclosure regarding the Fund's bank loans, if the Fund invests in participation interests, provide adequate disclosure in the Principal Investment Strategies section and corresponding risk disclosure.

RESPONSE TO COMMENT 14

      This Fund does not currently hold any investments in participation interests.

COMMENT 15 - FIRST TRUST SHORT DURATION HIGH INCOME FUND - PRINCIPAL RISKS

      With respect to the Non-U.S. Securities Risk, provide risk disclosure regarding emerging markets, as appropriate.

RESPONSE TO COMMENT 15

      This Fund does not currently hold significant investments in emerging market countries.



                                  * * *



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Karen Rossotto
June 16, 2014
Page 7



TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       -------------------------
                                                           Morrison C. Warren